# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Hedged Strategies Fund, CIK 0002063706
CUSIP: 12811G306
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-111866
Filed by CIK 0001248580

## Reporting persons
- John P Calamos, Sr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 944,304; sole dispositive power 0; shared dispositive power 944,304; aggregate amount beneficially owned 944,304 (40.4% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 2,338,164 total shares as of 1/29/2026.
- Calamos Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 11,202; shared voting power 0; sole dispositive power 11,202; shared dispositive power 0; aggregate amount beneficially owned 11,202 (0.48% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 2,338,164 total shares as of 1/29/2026.
- Calamos Investments LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 933,101; shared voting power 0; sole dispositive power 933,101; shared dispositive power 0; aggregate amount beneficially owned 933,101 (39.9% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on 2,338,164 total shares as of 1/29/2026.

## Item 1. Issuer
Name of issuer: Calamos Aksia Hedged Strategies Fund
Address of issuer's principal executive offices: 2020 Calamos Ct Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing:
John P Calamos, Sr.
Calamos Advisors LLC
Calamos Investments LLC
Address of principal business office or, if none, residence:
c/o Calamos Advisors LLC
2020 Calamos Ct
Naperville, IL 60563
Citizenship:
John P Calamos, Sr. - United States citizen
Calamos Advisors LLC - Delaware limited liability company
Calamos Investments LLC - Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,972,770

John P. Calamos, Sr. is the Founder, Chairman, and Global CIO of Calamos Advisors LLC ("Calamos Advisors") and the Founder, Chairman, and Global CIO of Calamos Investments LLC ("CILLC"), which is itself the sole member of Calamos Advisors.
Percent of class: 40.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 944,304
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 944,304

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Calamos Advisors LLC, Calamos Investments LLC

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John P Calamos, Sr.: /s/ John P. Calamos, Sr., Self (01/29/2026)
- Calamos Advisors LLC: /s/ John P. Calamos, Sr., John P. Calamos, Sr., Founder, Chairman, and Global CIO (01/29/2026)
- Calamos Investments LLC: /s/ John P. Calamos, Sr., John P. Calamos, Sr., Founder, Chairman, and Global CIO (01/29/2026)